

April 21, 2017

Thomas W. Hughes, Esq.
Winston & Strawn LLP
2501 N. Harwood Street
17th Floor
Dallas, Texas 75201

> **Re:** **Rent-A-Center, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 11, 2017**
> **File No. 1-38047**

Dear Mr. Hughes:

We have reviewed the filing above and have the following comment. After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

We note that the preliminary proxy statement indicates that the record date for the Annual Meeting was April 10. It is our understanding that the record date has been changed to April 24. Please ensure the disclosure in the proxy statement is revised to reflect this new date. Please also tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to this solicitation. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13(a)(1). It is our understanding that that the Company may have conducted such inquiry on April 20 notwithstanding a record date of April 24.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions